Citigroup Inc.
Pricing Sheet No. 2015-CMTNG0350 dated February 27, 2015 relating to
Amendment No. 1 to the Preliminary Pricing Supplement No. 2015-CMTNG0350 dated January 30, 2015
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

942,990 Trigger PLUS Based on the S&P 500® Index Due March 2, 2018
Trigger Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS—FEBRUARY 27, 2015
Underlying index:		The S&P 500® Index (ticker symbol: “SPX”)
Aggregate stated principal amount:		$9,429,900
Stated principal amount:		$10 per security
Pricing date:		February 27, 2015
Issue date:		March 4, 2015
Valuation date:		February 27, 2018, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:		March 2, 2018
Payment at maturity:
For each $10 stated principal amount security you hold at maturity:
▪     If the final index level is greater than the initial index level:
$10 + the leveraged return amount, subject to the maximum return at maturity
▪     If the final index level is less than or equal to the initial index level but greater than or equal to the trigger level:
$10
▪     If the final index level is less than the trigger level:
$10 × the index performance factor
If the final index level is less than the trigger level, your payment at maturity will be less, and possibly significantly less, than $8.50 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:		2,104.50 the closing level of the underlying index on the pricing date
Final index level:		The closing level of the underlying index on the valuation date
Index performance factor:		The final index level divided by the initial index level
Index percent increase:		The final index level minus the initial index level, divided by the initial index level
Leveraged return amount:		$10 × the index percent increase × the leverage factor
Leverage factor:		200.00%
Trigger level:		1,788.825, 85.00% of the initial index level
Maximum return at maturity:		$3.375 per security (33.75% of the stated principal amount). Because of the maximum return at maturity, the payment at maturity will not exceed $13.375 per security.
Listing:		The securities will not be listed on any securities exchange
CUSIP / ISIN:		17323B208 / US17323B2088
Underwriter:		Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee	Proceeds to issuer
Per security:	$10.00	$0.25(2)	$9.70
$0.05(3)
Total:	$9,429,900.00	$282,897.00	$9,147,003.00
(1) On the pricing date, the estimated value of the securities is $9.701 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI's proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.30 for each $10 security sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from CGMI a fixed selling concession of $0.25 for each $10 security they sell.  Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.
(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.05 for each security.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the hyperlinks below:

Amendment No.1 to the Preliminary Pricing Supplement dated January 30, 2015
Product Supplement No. EA-02-03 dated November 13, 2013         Underlying Supplement No. 3 dated November 13, 2013
Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

S&P 500® is a registered trademark of S&P Dow Jones Indices LLC (“S&P Dow Jones”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones. S&P Dow Jones makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. S&P Dow Jones has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement and the accompanying product supplement, the accompanying underlying supplement and the accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, the accompanying underlying supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying product supplement, the accompanying underlying supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.